UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject	:	Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

This is with regards to the following foreign currency bonds issued by ICICI Bank Limited (the Bank) under the Bank’s Global Medium Term Note programme and currently listed on Singapore Exchange Securities Trading Limited and the Global Securities Market platform at India International Exchange (IFSC) Limited (India INX):

ISIN Number 144A	ISIN No. Reg S	Amount	Date of issuance	Date of maturity
US45112EAG44	US45112FAJ57	US$ 800,000,000	March 18, 2016	March 18, 2026
US45112EAH27	US45112FAM86	US$ 500,000,000	December 14, 2017	December 14, 2027

The Bank has done a secondary listing of these bonds on the debt securities platform of NSE International Exchange (NSE IX).

We request you to kindly take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 28, 2025	By:	/s/ Prashant Mistry
			Name:	Prashant Mistry
			Title:	Associate Leadership Team